SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Ashford Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

044104-10-7

(CUSIP Number)

Robert G. Haiman

14185 Dallas Parkway, Suite 1100

Dallas, Texas 75254

(972) 490-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 044104-10-7	SCHEDULE 13D

1	Name of Reporting Person Ashford Hospitality Trust, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 044104-10-7	SCHEDULE 13D

1	Name of Reporting Person Ashford OP General Partner LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 044104-10-7	SCHEDULE 13D

1	Name of Reporting Person Ashford Hospitality Limited Partnership

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 044104-10-7	SCHEDULE 13D

1	Name of Reporting Person Ashford TRS VII Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 044104-10-7	SCHEDULE 13D

1	Name of Reporting Person Ashford TRS Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 044104-10-7	SCHEDULE 13D

This amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the Schedule 13D filed on November 24, 2014 (the “Initial Statement” and, as amended and supplemented through the date of this Amendment No. 5, collectively the “Statement”), by the undersigned, relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of Ashford Inc., a Maryland corporation (the “Issuer”). Capitalized terms used and not defined in this Amendment No. 5 shall have the meaning ascribed to them in the Statement.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Except as specifically supplemented by this Amendment No. 5, the Statement is unchanged.

Item 4.                                  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On November 5, 2019, Ashford Trust completed its previously announced distribution of the 205,086 shares of the Issuer’s Common Stock owned by Ashford Trust through a pro rata taxable dividend to Ashford Trust common stockholders and unitholders of record as of the Record Date. As a result, Ashford Trust no longer has any ownership interest in the Issuer.

Item 5.                                  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b), (c) The Reporting Persons no longer own any shares of Common Stock of the Issuer, as set forth in Item 4, which is incorporated by reference herein.

(d) Not applicable

(e) On November 5, 2019, as a result of the transactions described in this Amendment No. 4, the Reporting Persons ceased to be beneficial owners of more than 5% of the Issuer’s outstanding Common Stock.

CUSIP No. 044104-10-7	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2019

ASHFORD HOSPITALITY TRUST, INC.

By:	/s/ Robert G. Haiman
Robert G. Haiman
Executive Vice President, General Counsel and Secretary

ASHFORD HOSPITALITY LIMITED PARTNERSHIP

By:	Ashford OP General Partner LLC, its general partner

By:	/s/ Douglas A. Kessler
Douglas A. Kessler
President

ASHFORD OP GENERAL PARTNER LLC

By:	/s/ Robert G. Haiman
Robert G. Haiman
Executive Vice President, General Counsel and Secretary

ASHFORD TRS CORPORATION

By:	/s/ Robert G. Haiman
Robert G. Haiman
Executive Vice President, General Counsel and Secretary

ASHFORD TRS VII CORPORATION

By:	/s/ Robert G. Haiman
Robert G. Haiman
Executive Vice President, General Counsel and Secretary